Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a list of frequently asked questions and responses provided to employees of JDA and i2 on December 21, 2009 regarding JDA’s proposed acquisition of i2.

Employee FAQ: JDA’s Pending Acquisition of i2
Associate Frequently Asked Questions
Related to JDA Software Group, Inc.’s Pending Acquisition of
i2 Technologies, Inc.
Update date — December 16, 2009

Section	Topics Covered	Page
1	General Information	2
2	Workforce, Positions, Salaries & Bonuses	3
3	Benefits Information	4
Appendix 1	Legal Legends	6

© 2009 JDA Software Group, Inc.	12/21/2009	Page 1
All Rights Reserved.

Employee FAQ: JDA’s Pending Acquisition of i2
SECTION 1: GENERAL INFORMATION
1.	What does this acquisition mean to the Workplace Strategy pilot that was scheduled for the Irving, Texas office? Will Irving still go thru the WPS pilot with some assoc working from home?

JDA continues to have the goal to reduce the real estate footprint by 30% by the end of 2010 which will require the implementation of telecommuting across the organization. With the acquisition of i2, the Workplace Strategy plans will be revisited and a new rollout strategy defined by the end of January, 2010 however the goals and strategy to achieve them remain the same. Once this updated plan is finalized it will be communicated to the associates.
2.	After the close, what will be the process for JDA associates in the field to engage with product teams regarding innovative Product/Process/Function ideas?

There is both a formal and an informal process for all JDA associates to share their ideas and provide input into Product/Process/Function improvements and innovations. Our formal process includes an Enhancement Request document that both clients and associates may use to enter their requests for added features and functionalities in our products. In addition, the Excellence in Performance program allows our associates to identify and put into action their ideas for innovation and business improvements. Our informal process includes many vehicles for information gathering including product information sharing sessions, product launch meetings, product training sessions and discussion forums all designed to foster internal knowledge sharing and collaboration. We encourage our associates to share their innovative ideas to positively impact all aspects of the JDA business whether it is through new solutions and functionality or new process and productivity improvements.
3.	I would like to get a list of products discontinued by JDA though their various acquisitions and reasons for such discontinuation.

While JDA has a tradition of growth through acquisition, we have also gained the knowledge and reputation within the industry of not only supporting the solutions we acquire but enhancing those solutions as well. We will continue to support and enhance our solutions to meet the needs of our customers and protect the investments they have made. There have been less than a handful of products that we have ever actually discontinued and that was because there were few to no customers on those products, and we were able to immediately provide our customers with a superior solution.
4.	After the close, will any of I2’s internal systems be inherited if they are better than JDA’s?

The functional integration teams that are representing multiple business areas across the company will review the internal processes and applications used by their i2 counterparts. Each team is working to define their ongoing department processes and procedures along with the applications required to support them.

© 2009 JDA Software Group, Inc.	12/21/2009	Page 2
All Rights Reserved.

Employee FAQ: JDA’s Pending Acquisition of i2
5.	Is there an opportunity to take Manugistics Product Training in January?

Given that we must continue to operate as separate companies until the close, Manugistics product training should be deferred until after the close. However, each associate at JDA has a development plan that includes product training. Each associate’s training plan may be different and may or may not include the Manugistics training. All associates can take advantage of the entire JDA training library in their own time.

Click Here to view the available training for the Manugistics products
SECTION 2: WORKFORCE, POSITIONS, SALARIES & BONUSES
1.	Many i2 employees have been waiting 2 years for the annual appraisal process. Upon transitioning to a JDA associate, what are the prospects of salary increase for the i2 employees?

i2 associates will become JDA associates as of the date of the close. Provided that a budgeted merit increase is approved for JDA for 2010, all eligible associates will be considered for merit increases.
2.	How is people integration between the two companies going to be done? Will each employee of i2 be talked to individually and then his performance evaluated? Will JDA have access to the performance evaluations from the current i2 evaluation process?

The main objective in the integration process is to create the most efficient organization possible giving the combined organization the greatest chance of success going forward. A key part of this process will be identifying the appropriate individuals to fill the various roles in the organization. This process will entail discussions between JDA and i2 management regarding the capabilities and performance of the associates and, to the extent possible, conversations with the individual associates. It is unlikely that JDA will be reviewing the performance evaluations currently being conducted by i2, as the evaluation process will not be completed until mid to late January. Each department and region may have a slightly different approach based upon local needs, legal requirements and custom and practice. The goal is to approach the exercise with objectivity and fairness for both i2 and JDA associates.
3.	If I am not retained, how will severance be paid out?

In the US, JDA’s practice is to pay severance in a lump sum, upon the expiration of a 7 day period after the associate has signed his or her severance agreement and release. If an associate has a change in control or other severance agreement currently in place, severance will be paid out according to the terms of that agreement. In the international locations, severance will be paid according to contract or the local legal requirements.

© 2009 JDA Software Group, Inc.	12/21/2009	Page 3
All Rights Reserved.

Employee FAQ: JDA’s Pending Acquisition of i2
SECTION 3: BENEFITS INFORMATION
1.	If I am not retained, how long will I have medical benefits? (US only)

Coverage will continue through the end of the month in which you are terminated. Thereafter you may elect COBRA coverage for a period up to 18 months.
2.	If I am not retained, what happens to my 401K account? (US only)

Depending on the size of your balance, unless you act to transfer your balance to another 401(k) plan or individual IRA within 90 days from the date of termination the following rules will apply:

For vested plan balances less than $1,000. Your balance will automatically be distributed to you in cash as a lump sum.

For vested plan balances more than $1,000 but less than or equal to $5,000. Your balance will automatically be rolled over to a new individual retirement account.

For vested plan balances of more than $5,000. You can choose any of the following options:
•	Directly roll over your savings

•	Leave your money in the plan

•	Take your savings in cash as a lump sum (This choice has tax complications and potentially an IRS penalty, more detailed information will follow from Vanguard.)
          A lump sum distribution taken before the qualified retirement age has tax consequences and potentially an IRS penalty.
3.	If relocation is required, will relocation assistance be provided?

A determination as to whether any associate will be asked to relocate will only be made after a review of the organization is completed and a determination is made as the resources needed and the location of those required resources. If an associate is asked to relocate, an appropriate level of relocation assistance will be provided, consistent with the level of the associate’s role in the organization. Currently, we anticipate that there will be little need to relocate associates.

© 2009 JDA Software Group, Inc.	12/21/2009	Page 4
All Rights Reserved.

Employee FAQ: JDA’s Pending Acquisition of i2
4.	What happens to Flex Spending accounts? Do I need to spend the money in my accounts before the deal closes? What if I lose my job — how will flex spending accounts be impacted? (US Only)

JDA will continue to administer the Flexible Spending Accounts. There will be no impact to your accounts should you remain employed through JDA.

Should your employment terminate in 2010 the following is how your flexible spending accounts will be treated:
•	Dependent Daycare — You will be able to submit claims up through March 31, 2010 for expenses incurred in 2009 towards dependent daycare costs.

•	Medical Flexible Spending Account — You can submit claims through March 31, 2010 for expenses incurred in 2009 through your termination date. Should you have additional medical flexible spending funds that you have not incurred expenses for through your termination date you can elect COBRA for the remainder of 2010 to continue to claim for expenses incurred from your termination date through the end of the 2009 calendar year.

© 2009 JDA Software Group, Inc.	12/21/2009	Page 5
All Rights Reserved.

Employee FAQ: JDA’s Pending Acquisition of i2
APPENDIX 1: LEGAL LEGENDS
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995
These Frequently Asked Questions contain forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
Caution Required by Certain SEC Rules
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13,

© 2009 JDA Software Group, Inc.	12/21/2009	Page 6
All Rights Reserved.

Employee FAQ: JDA’s Pending Acquisition of i2
2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

© 2009 JDA Software Group, Inc.	12/21/2009	Page 7
All Rights Reserved.